SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001-40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE EXECUTIVE BOARD OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON SEPTEMBER 15th, 2008.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 4th floor, São Paulo, State of São Paulo, 03h00 p.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More than half of the elected members of the Executive Board.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved, for further appreciation of the Board of Directors:

1. The proposal of payment of interest on capital stock referred to the third quarter of 2008 to the shareholders of the Company, in the following amounts:

(i) gross amount of R$0.0388235 for each common share and of R$0.0427059 for each preferred share; and

(ii) net amount of R$0.0330000 for each common share and of R$0.0363000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. In case of approval of the proposals mentioned in item 1 above, the payment of the referred interest shall be carried out in accordance with item 5 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law nº 9,249/95 and of § 8th article 48 of the By-Laws of the Company.

3. Consequently, if the present proposal is approved by Board of Directors on September 25th, 2008, and if the Board of Directors of Unibanco Holdings S.A. approves a similar proposal to the one described in item 1 above in a meeting to be held on that same day, the bearers of Shares Deposit Certificates (“Units”) and Global Depositary Share (“GDS”) will be entitled to receive interest on the capital stock corresponding to the total amount paid for the shares represented by them, as follows:

(i) The gross amount of R$0.0764692 for each Unit;

2

(ii) The net amount of R$0.0649988 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

(iii) The gross amount of R$0.7646920 for each GDS; and

(iv) The net amount of R$0.6499880 for each GDS, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. Pursuant to the meeting of the Board of Directors held on May 29, 2008, it was approved the change of the ratio of the GDSs, that currently is represented by ten (10) Units, so that each GDSs shall be represented by two (2) Units. In this sense, in the event the record-date for the change of the ratio occurs before the record date for the purpose of determining the right to receive the payment of interest on capital stock described in item 1 above, the amounts to be paid per GDS shall be proportionately adjusted.

5. In the case of approval of the above proposals, the shares of the Company will be traded

EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, as from September 26th, 2008, and the payment of the mentioned interest will occur on October 31st, 2008. The date of September 30th, 2008 will be considered as “Record Date” in order to comply with the Company’s obligations under the GDS program maintained by the Company in the United States of America.

São Paulo, September 15th, 2008. (aa) Pedro Moreira Salles, Geraldo Travaglia Filho, José Castro Araújo Rudge, Claudia Politanski, Ivo Luiz de Sá Freire Vieitas Júnior, Raphael Afonso Godinho de Carvalho, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, September 15th, 2008.

___________________________________

___________________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.